1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	May 10, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC April 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. –May 10, 2021 – TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for April 2021: On a consolidated basis, revenue for April 2021 was approximately NT$111.32 billion, a decrease of 13.8 percent from March 2021 and an increase of 16.0 percent from April 2020. Revenue for January through April 2021 totaled NT$473.73 billion, an increase of 16.5 percent compared to the same period in 2020.

TSMC April Revenue Report (Consolidated):

(Unit:NT$ million)
Period	April 2021	March 2021	M-o-M Increase (Decrease) %	April 2020	Y-o-Y Increase (Decrease) %	January to April 2021	January to April 2020	Y-o-Y Increase (Decrease) %
Net Revenue	111,315	129,127	(13.8)	96,002	16.0	473,725	406,599	16.5

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	April	Net Revenue	111,314,794	96,001,572
	Jan. ~ April	Net Revenue	473,725,024	406,598,755

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		66,609,665	20,684,160
	TSMC Global**		377,994,306	103,082,000
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		484,734,099	2,318,323
	TSMC**		484,734,099	181,090,000
	TSMC Japan Ltd.***		193,893,640	338,712

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	198,154,562
	Mark to Market Profit/Loss	215,580
	Unrealized Profit/Loss	(1,815,948)
Expired Contracts	Notional Amount	255,289,305
	Realized Profit/Loss	302,133
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	26,394,260
	Mark to Market Profit/Loss	216,032
	Unrealized Profit/Loss	130,827
Expired Contracts	Notional Amount	91,500,657
	Realized Profit/Loss	320,613
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	16,284,229
	Mark to Market Profit/Loss	140,963
	Unrealized Profit/Loss	104,776
Expired Contracts	Notional Amount	52,045,241
	Realized Profit/Loss	130,755
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(32,039)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,058,854
	Mark to Market Profit/Loss	35,333
	Unrealized Profit/Loss	36,383
Expired Contracts	Notional Amount	9,026,640
	Realized Profit/Loss	118,935
Equity price linked product (Y/N)		N